Final Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-173284

April 4, 2011

HORMEL FOODS CORPORATION

Pricing Term Sheet

Issuer:	Hormel Foods Corporation

Security:	4.125% Notes due 2021 (the “Notes”)

Size:	$250,000,000

Security Type:	SEC Registered Senior Notes

Stated maturity:	April 15, 2021

Coupon (Interest Rate):	4.125% per annum

Yield to maturity:	4.160%

Price to Public:	99.715% of principal amount

Underwriting Discount:	0.650% of principal amount

Net Proceeds to Issuer:	$247,662,500

Benchmark Treasury:	3.625% due February 15, 2021

Benchmark Treasury Yield:	3.410%

Spread to Benchmark Treasury:	75 basis points

Interest Payment Dates:	April 15 and October 15, commencing October 15, 2011

Redemption Provisions:

Before January 15, 2021 (the date that is three months prior to stated maturity for the Notes), the Notes will be redeemable, in whole at any time or in part from time to time, at the Issuer’s option at a redemption price equal to the greater of: (i) 100% of the principal amount of the Notes to be redeemed; and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption), discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury rate plus 15 basis points, plus, in each case, accrued and unpaid interest thereon to but excluding the date of redemption.

If the Notes are redeemed on or after January 15, 2021 (the date that is three months prior to stated maturity for the Notes), the Notes will be redeemable, in whole at any time or in part from time to time, at the Issuer’s option at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to but excluding the date of redemption.

Trade Date:	April 4, 2011

Settlement Date:	T+5; April 11, 2011

CUSIP / ISIN:	440452AE0 / US440452AE05

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

Co-Managers:	SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.